Exhibit 10.40

OGE ENERGY CORP.

EXECUTIVE OFFICER COMPENSATION

Executive Compensation

In December 2008, the Compensation Committee (the “Committee”) of the OGE Energy Corp. board of directors took actions setting executives’ salaries, target amount of annual bonus awards and target amounts of long-term compensation awards for 2009. Executive compensation was set by the Committee after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties. Payouts of 2009 annual bonus targets and long-term awards are dependent on achievement of specified corporate goals that will be established by the Committee at a subsequent meeting, and no officer is assured of any payout.

Salary

The Committee established the base salaries for its senior executive group. The salaries for 2009 for the current OGE Energy officers who are expected to be named in the Summary Compensation Table in OGE Energy’s 2009 Proxy Statement (the “Named Executive Officers”) are as follows:

Named Executive Officer	2009 Base Salary

Peter B. Delaney, Chairman and Chief Executive Officer	$775,000
Scott Forbes, Controller, Chief Accounting Officer and Interim Chief Financial Officer	$229,500
Danny P. Harris, Senior Vice President and Chief Operating Officer	$510,000
E. Keith Mitchell, Senior Vice President and Chief Operating Officer – Enogex LLC	$293,500
Paul L. Renfrow, Vice President, Public Affairs	$228,000

Establishment of 2009 Annual Incentive Awards

As stated above, at its December 2008 meeting, the Committee approved the target amount of annual incentive awards, expressed as a percentage of salary, with the officer having the ability, depending upon achievement of the 2009 corporate goals to be set by the Committee at a subsequent meeting, to receive from 0 percent to 150 percent of such targeted amount. For 2009, the targeted amount was 85 percent of salary for Mr. Delaney and ranged from 35 percent to 70 percent of salary for the other Named Executive Officers.

Establishment of Long-Term Awards

At its December 2008 meeting, the Committee also approved the level of target long-term incentive awards, expressed as a percentage of salary, with the officer having the ability to receive from 0 percent to 200 percent of such targeted amount at the end of a three-year performance period depending upon achievement of the corporate goals to be set by the Committee at a subsequent meeting. For 2009, the targeted amount was 225 percent of salary for Mr. Delaney and ranged from 65 percent to 170 percent for the other Named Executive Officers.

Other Benefits

Retirement Benefits. Virtually all of our employees, including executive officers, are eligible to participate in our pension plan and supplemental restoration plan that enables participants, including executive officers, to receive the same benefits that they would have received under our pension plan in the absence of limitations imposed by the Federal tax laws. In addition, a Supplemental Executive Retirement Plan (the “SERP”), which was adopted in 1993, offers supplemental pension benefits to specified lateral hires. Mr. Delaney is the only executive officer who participates in the SERP. Mr. Delaney’s participation in the SERP was the result of arms-length bargaining between Mr. Delaney and the Company at the time of his hire in April 2002 as Executive Vice President of the Company.

Almost all employees of the Company, including executive officers, also are eligible to participate in our tax-qualified defined contribution savings plan (the “Retirement Savings Plan”). Under the Retirement Savings Plan, participants may contribute between two percent and 19 percent of their compensation. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Internal Revenue Code subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. In addition, participants age 50 or older may make as a before-tax contribution certain “catch-up” contributions as permitted under the Internal Revenue Code. The Company will match (other than the “catch-up contributions”), depending upon the participant’s years of service and date of employment, 50 percent, 75 percent or 100 percent of the first six percent of compensation contributed. Participants’ contributions are fully vested and non-forfeitable. The Company match contributions vest over a three-year period. After two years of service, participants become 20 percent vested in their Company contribution account and become fully vested on completing three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Company’s pension plan, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

The Company has a nonqualified deferred compensation plan that allows key employees, including all executive officers, to defer compensation above government limitations on 401(k) contributions that apply to the Company’s qualified Retirement Savings Plan and to defer taxation on all earnings on compensation deferred into the plan. Under the terms of the nonqualified deferred compensation plan, participants have the opportunity to elect to defer each year up to 70% of their base salary and up to 100% of their bonus.

The Company matches deferrals to make up for any match lost in the Retirement Savings Plan because of deferrals to the deferred compensation plan, and to allow for a match on that portion of the first 6% of total compensation deferred that exceeds the limits allowed in the Retirement Savings Plan. Matching credits vest based on years of service, with full vesting after six years or, if earlier, on retirement, disability, death, a change in control of the Company or termination of the plan.

Deferrals, plus any Company match, are credited to a special recordkeeping account in the participant’s name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. For 2008, those investment fund options included an OGE Energy Common Stock fund and various money market, bond and equity funds.

Normally, payments under the deferred compensation plan begin within one year after retirement. For these purposes, normal retirement age is 65 and the minimum age to qualify for early retirement is age 55 with at least three years of service. Benefits will be paid, at the election of the participant, either in a lump sum or a stream of annual payments for up to 15 years, or a combination thereof. Participants whose employment terminates before they qualify for retirement benefits will receive their vested account balance in one lump sum following termination as provided in the plan. Participants also will be entitled to pre- and post-retirement survivor benefits. If the participant dies while in employment before retirement, his or her beneficiary will receive a payment of the account balance plus a supplemental survivor benefit equal to two times the total amount of base salary and bonuses deferred under the plan. If the participant dies following retirement, his or her beneficiary will continue to receive the remaining vested account balance. Additionally, eligible surviving spouses will be entitled to a lifetime survivor annuity payable annually. The amount of the annuity is based on 50% of the participant’s account balance at retirement, the spouse’s age and actuarial assumptions established by the Company’s benefits committee.

At any time prior to retirement, a participant may withdraw all or part of amounts attributable to his or her vested account balance at December 31, 2004, subject to a penalty of 10% of the amount withdrawn. In addition, at the time of the initial deferral election, a participant may elect to receive one or more in-service distributions on specified dates without penalty. Hardship withdrawals, without penalty, of amounts attributable to a participant’s vested account balance as of December 31, 2004 may also be permitted at the discretion of the Company’s benefits committee.

Perquisites. The Company also offers executive officers a limited amount of perquisites. These include payment of dues at luncheon and country clubs, an annual physical exam and, in the case of Mr. Delaney, a leased car. The Company has historically provided up to $7,500 annually for tax and financial planning services. This perquisite was discontinued by the Committee during 2007.

Change-of-Control Provisions. Each of the executive officers has an employment agreement that provides for specified benefits upon termination following a change of control. If an executive officer’s employment is terminated by the Company “without cause” or by the executive for “good reason” (as defined) following a change of control, the executive officer is entitled to, among other things, a severance payment equal to 2.99 times the sum of such officer’s (a) annual base salary and (b) highest recent annual bonus. The officer also is entitled to continued welfare benefits for three years and outplacement services. “Good reason” is defined to include the ability of the executive to terminate voluntarily for any reason during the 30-day period immediately following the one-year anniversary of the change of control. This type of provision is sometimes called a “modified double-trigger” because payment is made only if there is a change of control and the executive officer’s employment is terminated. The agreements utilize a modified double-trigger because the Board of Directors believes change-of-control payments only should be made if there is a separation of employment following a change-of-control, but also believes that the right to voluntarily terminate for any reason within 30 days after the first anniversary of the change of control helps to ensure that the executive’s services will be available during an important transition period. The 2.99 times multiple for change-of-control payments was selected because at the time it was considered standard. Although many companies also include provisions for tax gross-up payments to cover any excise taxes on excess parachute payments, the Board of Directors of the Company decided not to include this additional benefit in the Company’s agreements. Instead, under the Company’s agreements if an excise tax would be imposed, the change-of-control payments will be reduced to a point where no excise tax would be payable, if such reduction would result in a greater after-tax payment. The officer is entitled to receive such amounts in a lump-sum payment within 30 days of termination. A change of control encompasses certain mergers and acquisitions, changes in Board membership and acquisition of securities of the Company.

The form of Change of Control Agreements are filed as Exhibits 10.35, 10.36 and 10.37 to this Annual Report on Form 10-K.

In addition, pursuant to the terms of the Company’s incentive compensation plans, upon a change of control, all stock options will vest immediately and, for a 60-day period following the change of control, executive officers may surrender their options and receive in return a cash payment equal to the excess of the change of control price (as defined) over the exercise price; all performance units will vest and be paid out immediately in cash as if the applicable performance goals had been satisfied at target levels; and any annual incentive award outstanding for the year in which the participant’s termination occurs for any reason, other than cause, within 24 months after the change of control will be paid in cash at target level on a prorated basis.

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